ADDENDUM TO PURCHASE AGREEMENT


     This addendum agreement was entered into on December 30, 1999, between WHY USA North America, Inc., a corporation organized and existing under the laws of Wisconsin, with its principal place or business at 1421 North Broadway, Suite 108, Menomonie, Wisconsin, referred to as seller-corporation, Douglas A. Larson and Ann Y. Larson, Emil A. Gluck and Joanne M. Gluck of Menomonie, Dunn County and David 0. Thomas and Debora Thomas of New Auburn, Chippewa County, Wisconsin, referred to as seller-shareholders, and Northwest Financial Group, Inc., a corporation organized and existing under the laws of Minnesota, with its principal place of business at 1802 Wooddale Drive, Suite 100, Woodbury, Minnesota, referred to as buyer.

     WHEREAS, the above named parties entered into a Purchase Agreement on September 24, 1999 whereby Seller-shareholders agreed to sell all of the outstanding shares of capital stock of Seller-corporation to buyer; and

     WHEREAS, the parties have agreed to modifications to such agreement, and intend to herein state such modifications.

     NOW THEREFORE, in consideration of the mutual covenants contained in this agreement and other good and valuable consideration, it is agreed that the September 24, 1999 Purchase Agreement is amended and modified as follows:

     1. MANNER OF PAYMENT. Six Hundred Seventy-six Thousand Four Hundred Dollars ($676,400.00) of the Two Million Twenty-Six Thousand Four Hundred Dollar ($2,026,400.00) purchase price shall be paid on or before closing, and the balance of One Million Three Hundred Fifty Thousand Dollars ($1,350,000.00) shall be paid pursuant to two promissory notes on the terms and in the form as shown on Exhibit A and B which are attached hereto.

     2. SECURITY. The promissory note attached as Exhibit A shall be secured by a real estate mortgage on the terms and in the form as shown on Exhibit C which is attached hereto. The promissory note attached as Exhibit B shall be secured with One Million (1,000,000) shares of common stock of WHY USA Financial Group, Inc., which stock shall be assigned to Seller-shareholders for collateral purposes and held by Seller-shareholders pending payment in full of the promissory note.

     3. PURCHASE OF ADDED STOCK. Sellers shall have the right for a period of one year after execution of this agreement, to purchase an additional 650,000 shares of WHY USA Financial Group, Inc. common stock at a purchase price of One Dollar ($1.00) per share.


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     4.      ADDED SALES REPRESENTAT IVES. Buyer acknowledges that at
Buyer's request, Seller-Corporation hired two additional sales representatives, namely Ms. Donna Dwyer Van Zandt, and Mr. Chris Dooling. Buyer hereby agrees to pay to Seller-shareholders the costs incurred in interviewing said employees and the ongoing employment expenses of said employees. In addition, Buyer will pay all recruitment fees due Mr. Jerry Wilkerson for recruiting said employees.

     5. DUE DILIGENCE. Buyer acknowledges receipt of all requested records, reports and other information regarding the Seller-corporation, and based on such information Buyer is satisfied that a fidl and complete disclosure has been made of the Seller-corporation and its financial affairs. Buyer does specifically acknowledge that the number of WHY USA real estate offices serviced by Seller-corporation numbers approximately sixty (60).

     6.      BUYERS WARRANTEES. Buyer represents and warrants as follows:

             (A). It holds clear fee simple title to the parcels of real estate as described in the mortgage attached as Exhibit C;

             (B). The sole debt applicable to the above real property is owed to Liberty State Bank as more fully set forth in a title insurance policy which is marked Exhibit D and attached hereto;

             (C). Such title insurance policy correctly sets forth the nature of Buyer's interest in such property;

             (D). The appraisal which is marked Exhibit E and attached hereto is a correct and accurate statement of the value of the two parcels of real estate which is part collateral for the payment of the purchase price;

             (E). Buyer's equity in the real estate subject to the mortgage is approximately $703,000.00,

             (F). Buyer holds free and clear title to 1,000,000 shares of common stock of WHY USA Financial Group, Inc., and that Seller shareholder's shall have the first lien thereon pursuant to the terms of this Addendum Agreement;


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             (G). Buyers will not allow any dilution of the value of the common stock of WHY USA Financial Group, Inc. to occur during the term of this agreement and/or until the $850,000.00 promissory note is paid in full. It is understood that at the time of execution of this agreement thirty million (30,000,000) shares of such corporation have been issued

     7. The parties agree that Donald Riesterer may at any time make a bid of $1.00 per share to Seller-Shareholder which will satisfy the provision of the $850,000 note regarding four consecutive weeks of $ 1.00 bid necessary for note forgiveness. Seller Shareholders shall thereafter have ten days to accept such bid. In the event the bid is not accepted the note shall be forgiven pursuant to the terns of such note.

     All other terms of the September 24, 1999 Purchase Agreement shall remain in full force and effect, except that the parties acknowledge that Northwest Financial Group, Ltd has assigned its Buyers interest in said Purchase Agreement to Donald Riesterer.

     In witness whereof, the parties have executed this addendum agreement at Menomonie, Wisconsin, on the date first above written.

     Dated this 30th day of December 1999.







/s/David O. Thomas                      /s/ Douglas A. Larson
WHY USA North America, Inc.             Seller-shareholder, Douglas A. Larson
By: David 0. Thomas
    President


                                        /s/ Emil A. Gluck
                                        Seller-shareholder, Emil A. Gluck


                                        /s/ Donald Riesterer
                                        By: Donald Riesterer




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                       Assignment of Purchase Agreement

      Northwest Financial Group, Inc. hereby conveys and assigns its interest in that Purchase Agreement with WHY USA North America, Inc. and their shareholders for the sale of 100% of the common stock of WHY USA of North America, Inc. to Donald Riesterer.


Dated: December 30, 1999                  NORTHWEST FINANCIAL GROUP, INC.

                                          /s/ Don Riesterer
                                          --------------------------
                                           Don Riesterer, President